SKY PETROLEUM, INC.
SUITE 200 – 625 4th Ave. SW
CALGARY, ALBERTA T2P 0K2
Telephone: (403) 265-3500

October 31, 2005

Via:   Facsimile and EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:    Ms. Melinda Kramer

Re:	Request for Acceleration - Sky Petroleum, Inc. Registration Statement on Form SB-2 (SEC File No. 333-128285)

Ladies and Gentlemen:

        On behalf of Sky Petroleum, Inc., we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Registration Statement, and to permit said Registration Statement to become effective at 5:00 p.m. on November 2, 2005, or as soon thereafter as practicable.

        Please contact the undersigned with any questions with respect to this request.

Very truly yours, SKY PETROLEUM, INC. /s/ Donald C. Cameron Donald C. Cameron Chief Executive Officer

cc:	Dorsey & Whitney LLP